                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d - 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                               Nimbus Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    65439R10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Ilia Lekach
                              E Com Ventures, Inc.
                            251 International Parkway
                             Sunrise, Florida 33325
                                 (954) 335-9100
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                November 4, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 1 Pages)

---------------------- -----------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSONS

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       E Com Ventures, Inc.
---------------------- -----------------------------------------------------------------------------------------------------------

          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(1)                                    (a) [ ]

                                                                                                               (b) [ ]
---------------------- -----------------------------------------------------------------------------------------------------------

                       SEC USE ONLY
          3
---------------------- -----------------------------------------------------------------------------------------------------------

                       SOURCE OF FUNDS*
          4
                       00
---------------------- -----------------------------------------------------------------------------------------------------------

          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------------------- -----------------------------------------------------------------------------------------------------------

          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Florida, United States
----------------------------------------- --------- ------------------------------------------------------------------------------

                                                    SOLE VOTING POWER
                                             7
               Number of                            -250,000-
                 Shares
              Beneficially
                Owned by                --------- --------------------------------------------------------------------------------
                  Each
               Reporting                          SHARED VOTING POWER
                 Person                    8
                  With                            -0-
                                        --------- --------------------------------------------------------------------------------

                                                  SOLE DISPOSITIVE POWER
                                           9
                                                  -250,000-
                                        --------- --------------------------------------------------------------------------------

                                                  SHARED DISPOSITIVE POWER
                                           10
                                                  -0-

---------------------- -----------------------------------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       -250,000-
---------------------- -----------------------------------------------------------------------------------------------------------

         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [  ]

---------------------- -----------------------------------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       3.4%
---------------------- -----------------------------------------------------------------------------------------------------------

         14            TYPE OF REPORTING PERSON*
                       CO
---------------------- -----------------------------------------------------------------------------------------------------------

         This Amendment No. 2 to Schedule 13D (this "Amendment") amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the "SEC") on June 26, 2000 and amended on June 30, 2000, by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

ITEM 1.  SECURITY AND ISSUER.

Item 1 is hereby amended in its entirety to read as follows:

            The class of equity securities to which this Schedule 13D relates is the common stock, par value $.001 per share (the "Common Stock"), of Nimbus Group, Inc., a Florida corporation (f/k/a Take to Auction. Com, Inc.) (the "Issuer"). The address of the Issuer's principal executive offices is 2999 NE 191st Street, Suite 805, Aventura, Florida 33180.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is hereby amended in its entirety to read as follows:

(a) Name of Person(s) Filing this Statement:

         E Com Ventures, Inc., a corporation formed under the laws of the State of Florida (the "Reporting Person").

(b) Business Address of Reporting Person:

         E Com Ventures, Inc.
         251 International Parkway
         Sunrise, Florida 33325

(c) Present Principal Occupation or Employment:

         E Com Ventures, Inc. is a retail and wholesale distributor of designer fragrances.

(d) Neither the Reporting Person identified in this Item 2, nor any executive officer or director thereof, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person identified in this Item 2, nor any executive officer or director thereof, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

(f) Citizenship of Reporting Person:

         E Com Ventures, Inc.       -       Florida

         Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of the Reporting Person is set forth on Schedule A attached hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended to add the following:

         In January 2001, the Reporting Person received 250,000 shares of the Issuer's Common Stock as partial payment on a loan receivable from Ilia Lekach, the Chairman and Chief Executive Officer of the Reporting Person and the Chairman and Chief Executive Officer of the Issuer. In addition, in January 2002, the Reporting Person received 300,000 shares of the Issuer's Common Stock as partial payment of a loan receivable from Mr. Lekach.

         The Reporting Person intends to sell the remainder of the Common Stock of the Issuer owned by the Reporting Person. As described in Item 5 below, the Reporting Person is no longer the beneficial owner of more than five percent of the outstanding shares of the Issuer's Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety to read as follows:

          (a) The Reporting Person is the beneficial owner of 250,000 shares of the Issuer's Common Stock, or approximately 3.4% of the Issuer's outstanding shares, based on a total of 7,438,889 shares of Common Stock outstanding as of May 19, 2003, as stated in the Issuer's Form 10Q/A, dated June 16, 2003. The warrants to purchase 200,000 shares of the Issuer's Common Stock, as reported in Amendment No. 1 to this Schedule 13D, expired on June 13, 2001.

       Except as set forth below, none of the persons identified on Schedule A beneficially own any Common Stock of the Issuer:

Name                          Number of Shares            Percent
----                          ----------------            -------
Ilia Lekach                    1,868,000 (1)              38.39 %
Jeffrey Geller                      180                  less than
                                                            1%

         (1) Ilia Lekach is the beneficial owner of 1,868,000 shares of Common Stock of the Issuer, which: (i) includes options to purchase 270,000 shares of Common Stock, granted to Mr. Lekach during 2000 (90,000 shares on January 31, 2000, and 180,000 shares on May 4, 2000), one third of which vests on the first, second and third anniversary of the date of each grant; (ii) includes options to purchase 700,000 shares of Common Stock, granted to Mr. Lekach during 2001 (200,000 shares on September 1, 2001 and 500,000 shares on November 21, 2001), which vested immediately; (iii) does not include non-exercisable options to purchase 90,000 shares of Common Stock; and (iv) includes 898,000 shares of Common Stock owned by Pacific Investments, which is owned by Mr. Lekach.

         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) Except as set forth below, neither the Reporting Person named in response to paragraph (a), nor any executive officer or director thereof, has effected any transactions in shares of Common Stock during the past 60 days.

         1. On each of the following dates, the Reporting Person sold the following amounts of Common Stock of the Issuer in open market transactions: (i) on October 3, 2003, the Reporting Person sold 44,000 shares at $0.24 per share;
(ii) on October 23, 2003 the Reporting Person sold 50,000 shares at $0.18 per share; (iii) on October 27, 2003, the Reporting Person sold 5,500 shares at $0.18 per share; (iv) on October 29, 2003, the Reporting Person sold 13,300 shares at $0.18 per share; (v) on October 30, 2003, the Reporting Person sold 194,200 shares at $0.18 per share; (vi) on November 3, 2003, the Reporting Person sold 123,500 shares; (vii) on November 4, 2003, the Reporting Person sold 302,389 shares at $0.18 per share.

         (d) There is no other person that is known to have the right to receive dividends on, and proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the Reporting Person described in (a) and (b) above.

         (e) As of November 4, 2003, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: November  18, 2003

                                        E COM VENTURES, INC.

                                        By: /s/ Ilia  Lekach
                                            ---------------------------------
                                        Name: Ilia  Lekach
                                        Title: Chairman of the Board and
                                               Chief Executive Officer

                                   SCHEDULE A

        Board of Directors and Executive Officers of E Com Ventures, Inc.

Name, Business Address and Position
     With E com Ventures, Inc.            Present Principal Occupation or Employment            Citizenship
-------------------------------------------------------------------------------------------------------------------
Ilia Lekach                         Chief Executive Officer and Chairman of the Board of E      United States
                                    Com Ventures, Inc.

E Com Ventures, Inc.                Chairman of the Board and Chief Executive Officer of
251 International Parkway           Parlux Fragrances, Inc., a publicly traded manufacturer
Sunrise, Florida 33325              of fragrance and related products.

Chairman of the Board and Chief
Executive Officer

A. Mark Young                       Chief Financial Officer of E Com Ventures, Inc.             United States
E Com Ventures, Inc.
251 International Parkway
Sunrise, Florida 33325

Chief Financial Officer

Jeffrey Geller                      President and Chief Operating Officer of the Retail         United States
                                    Division of Perfumania, Inc., a subsidiary of E Com
E Com Ventures, Inc.                Ventures, Inc.
251 International Parkway
Sunrise, Florida 33325

President and Chief Operating
Officer of the Retail Division of
Perfumania, Inc.

Donovan Chin                        Chief Financial Officer of Perfumania, Inc., a subsidiary   United States
                                    of E Com Ventures, Inc.
E Com Ventures, Inc.
251 International Parkway
Sunrise, Florida 33325

Chief Financial Officer of
Perfumania, Inc., Secretary and
Director

Leon Geller                         Vice President of Purchasing, Perfumania, Inc., a           Peru
                                    subsidiary of E Com Ventures, Inc.
E Com Ventures, Inc.
251 International Parkway
Sunrise, Florida 33325

Name, Business Address and Position
     With E com Ventures, Inc.            Present Principal Occupation or Employment            Citizenship
-------------------------------------------------------------------------------------------------------------------
Vice President of Purchasing,
Perfumania, Inc.

Alan Grobman                        Vice President of Logistics and Distribution, Perfumania,   Peru
                                    Inc., a subsidiary of E Com Ventures, Inc.
E Com Ventures, Inc.
251 International Parkway
Sunrise, Florida 33325

Vice President of Logistics and
Distribution, Perfumania, Inc.

Joel Lancaster                      Vice President of Stores, Perfumania, Inc., a subsidiary    United States
                                    of E Com Ventures, Inc.
E Com Ventures, Inc.
251 International Parkway
Sunrise, Florida 33325

Vice President of Stores,
Perfumania, Inc.

Carole Ann Taylor                   Owner of Little Havana to Go, in Miami, Florida,            United States
                                    specializing in art, music, Cuban memorabilia, cigars and
E Com Ventures, Inc.                clothing.
251 International Parkway
Sunrise,                            Florida  33325  Owner  of  Miami  To Go,  in
                                    Miami, Florida, a retail and wholesale Miami
                                    souvenir company and a partner in Miami
Director                            Airport Duty Free Joint Venture.

Daniel Bengio                       Partner in the accounting firm of Hoffman, Levy, Bengio &   United States
                                    Co., PL.
E Com Ventures, Inc.
251 International Parkway
Sunrise, Florida 33325

Director

Joseph                              Bouhadana   Vice  President  of  Information
                                    Technology of  Tutopia.com,  United States a
                                    privately owned Internet service provider.
E Com Ventures, Inc.
251 International Parkway
Sunrise, Florida 33325

Director

Miles Raper                         Chairman of the Board for Ryder System Federal Credit       United States
                                    Union.  Retired from Ryder System, Inc., a publicly
E Com Ventures, Inc.                traded provider of logistics, supply chain and
251 International Parkway           transportation management solutions, in May 2002.
Sunrise, Florida 33325

Director


         None of the persons  identified in this Schedule A has, during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

         None of the persons identified in this Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.